Exhibit 99.1

Nano Dimension Announces 2024 Annual General Meeting (AGM) of Shareholders

Opportunity for Shareholders to Support Continuation of the Company’s Strategy That Has Delivered Transformational M&A, Financial and Operational Improvements and Governance Enhancements

AGM to be held Friday, December 6th, 2024 with Voting Cut-Off Sunday, December 1st, 2024 at 11:59 p.m. ET

Waltham, Mass., Oct. [XX], 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced that it will hold its 2024 Annual General Meeting of Shareholders (the “Meeting”, or the “AGM”) on Friday, December 6, 2024.

Under the guidance of Nano Dimension’s Board of Directors (the “Board”) and the leadership of its management team, the Company has made significant progress in the past 12 months, executing on its plan to become the market leader in digital manufacturing, including delivering on key milestones along its path to profitability and value creation. Highlights include:

●	Entry into two transformational M&A agreements

●	Improvements in financial and operational performance

●	Instituting significant governance enhancements

Transformational M&A

The agreements to acquire Desktop Metal, Inc. (“Desktop Metal”) and Markforged Holding Corporation (“Markforged”), which are expected to close in the fourth quarter of 2024 and first quarter of 2025, respectively, are a realization of the Company’s ambitious and prudent M&A strategy to create the market leader in AM. The Company believes that the addition of both companies at compelling valuations will accelerate its path to becoming a leading force in Industry 4.0 and digital manufacturing and expects a further strengthening of the Company’s value proposition for shareholders, customers and employees.

Following the closing of both the Desktop Metal and Markforged transactions, Nano Dimension believes that it will have a strong financial profile and cash reserves to support further investments in strategic initiatives amidst a rapidly evolving and fragmented industry, in addition to a clear path to profitability. Expected highlights include:

●	$340 million in combined revenue based on fiscal year 2023

●	$475 million in cash, cash equivalents, and marketable securities at time of expected closing of both transactions

Improved Financial and Operational Performance

Nano Dimension’s focus on operational excellence has delivered results in growing the business and managing internal operations to drive meaningful efficiencies. This philosophy has long been critical to the leadership team’s plans to scale and drive improved business performance, including delivering results to the bottom line. Highlights include:

●	29% year-over-year ORGANIC revenue increase reported in 2023

●	69% reduction in net cash burn - $18 million in H1/2024 from $58 million in H1/2023

Governance Enhancements

Nano Dimension’s Board implemented several governance enhancements this past year, acting on valuable feedback from shareholders and the recommendation of governance experts, ISS and Glass Lewis. This includes:

●	The separation of the Chairman and CEO roles to increase independent oversight by the Board and refresh its corporate governance practices.

●	The inclusion of a range of new and diverse perspectives and expertise with the appointments of Ambassador Georgette Mosbacher, Major General (Ret.) Eitan Ben-Eliahu and 4-Star General (Ret.) Michael X. Garrett.

Additional Information regarding the Annual Meeting

The Company expects that the Meeting will be held on December 6, 2024 at 2:00 p.m., Israel time at the Company’s headquarters in Israel. The expected agenda will include shareholder votes on the following items:

1.	Approval of re-appointing Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent auditor firm.

2.	Approval of re-electing Mr. Yoav Stern and General (ret.) Michael X. Garrett as Class I directors for a three-year term.

3.	Approval of annual cash retainer and equity-based compensation for all non-executive directors.

4.	Approval of compensation terms for the Company’s Chief Executive Officer, Mr. Yoav Stern

Shareholders of record at the close of business on October 22, 2024 (the “Record Date”) are entitled to vote at the Meeting. The Company believes its proxy statement, which is expected to be mailed to all American depositary share (“ADS”) holders in due course following the Record Date, will contain other agenda items as properly presented by shareholders, along with voting instructions.

The voting cut-off for shareholders is expected to be Sunday, December 1, 2024. For most shareholders, the expected deadline to vote electronically will be 11:59 pm ET on December 1, however, please vote as early as possible and refer to any deadlines set by your broker as such deadlines could be earlier depending on where you hold your securities.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements regarding the Company’s strategy to become the market leader in AM, the timing of the closing of the acquisitions of Desktop Metal and Markforged Holding, Nano Dimension becoming a leading force in Industry 4.0 and digital manufacturing and strengthening the Company’s value proposition for shareholders, customers and employees, the Company’s cash reserves and further investments in strategic initiatives, potential profitability, its preliminary unaudited financial results for the quarter ended September 30, 2024, and all other statements other than statements of historical fact that address activities, events or developments that Nano Dimension intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. These forward-looking statements include, without limitation, statements about the following matters: (i) the Company’s expectations regarding the proposed transactions’ effect on its market position in the digital manufacturing industry and value proposition to stakeholders; (ii) the Company’s expectations regarding the timing of the closings of the proposed transactions; (iii) the Company’s expectations regarding its combined financial metrics following the closings of the proposed transactions; (iv) the Company’s expectations regarding the timing of the Meeting and the items to be voted upon and presented to ADS holders at the Meeting and (v) the Company’s expectations regarding the mailing of the proxy statement.

Factors and risks that may cause Nano Dimension’s actual results or performance to be materially different from those expressed or implied in the forward-looking statements include, but are not limited to, (i) the ultimate outcome of the proposed transactions between Nano Dimension and each of Desktop Metal and Markforged; (ii) the effect of the announcement of the proposed transactions on the ability of Desktop Metal and Markforged to operate their businesses and retain and hire key personnel and to maintain favorable business relationships; (iii) delays to the timing of the respective closings of the proposed transactions; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transactions; (v) the ability to satisfy closing conditions to the completion of the proposed transactions; (vi) other risks related to the completion of the proposed transactions and actions related thereto; (vii) reductions in the Per Share Merger Consideration to be paid based on transaction expenses, potential borrowings under the Bridge Loan Facility and agreements relating to severance for certain executive officers and employees of Desktop Metal and (viii) those factors and risks described in Item 3.D “Key Information - Risk Factors,” Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Nano Dimension’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”), and in Nano Dimension’s other filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Markforged intends to file a proxy statement with the SEC. Markforged may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Markforged may file with the SEC. The definitive proxy statement (if and when available) will be mailed to shareholders of Markforged. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement (if and when available) and other documents containing important information about Markforged and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on Markforged’s website at https://investors.markforged.com/sec-filings.

Participants in the Solicitation

Nano Dimension, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Markforged shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano Dimension, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano Dimension’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024 and Markforged’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Nano Dimension or Markforged using the sources indicated above.

Nano Dimension Contacts

Investor:

Julien Lederman, VP Corporate Development
ir@nano-di.com

Media:

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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